United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: July 29th, 2003	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel reports second quarter 2003 results

•	Sales up sequentially by 6% at Euro 3,149 million

•	Gross margin improved sequentially and by 5 points YoY

•	Operating results turn positive at Euro 21 million

•	Net cash position remains strong at Euro 476 million

Paris, July 29, 2003 — Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed second quarter 2003 results. Second quarter sales increased sequentially by 6% to Euro 3,149 million. At a constant exchange rate, sales increased by 9%. Year over year, sales decreased 26% (19% at constant exchange rate). Income from operations amounted to Euro 21 million, while net loss was registered at Euro 675 million or diluted Euro (0.56) per share (USD (0.64) per ADS).

	Quarterly*

	Second	Second	First
Key Figures	Quarter	Quarter	Quarter
in millions of euros except for EPS	2003	2002	2003

Profit & Loss
Net Sales	3,149	4,234	2,958
Income from Operations	21	(126)	(137)
Net Income pre-Goodwill & MI	(568)	(1,315)	(313)
Net Income	(675)	(1,438)	(461)
EPS (Class A) Diluted	(0.56)	(1.21)	(0.38)
E/ADS (Class A)**	(0.64)	(1.39)	(0.44)
Number of Shares (in billions)	1.20	1.18	1.20

*The Optronics business is accounted for as a discontinued activity from January 1, 2003. Second Quarter 2002 has been restated for comparison purposes.

**E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD1.15 as of June 30, 2003.

Serge Tchuruk, Chairman and CEO summarized the Board’s observations:

“Alcatel returned to operational profitability in the second quarter with each business segment either at breakeven or positive. Gross margins continued to grow sequentially leading to a 5 point improvement year over year. Fixed costs declined substantially in Q2. They should continue to decline in coming quarters and, based on expected trends, the relative rate of change in sales and fixed costs should favorably impact profitability. Our employees can be proud of these accomplishments as they have been achieved in a depressed market, with a weakened US dollar and unprecedented pricing pressures.”

“We continue to maintain a severe restructuring pace, with our net loss reflecting associated termination and depreciation costs, including those related to the divestment of the Optronics business. Once again working capital improvements cover cash outs, leaving our positive net cash situation practically unchanged. This extensive restructuring is combined with strategic moves, such as the divestiture of our optical components business, and with process improvements in core operations. These programs will continue throughout the second half, resulting in a streamlined company with minimum capital employed in operations.”

“At the same time, we remain focused on offering solutions responding to the increasing concern of carriers for revenue growth opportunities, particularly in broadband access and mobile infrastructure and applications. Our good performance in Q2 in these areas offset continuing challenges in the overall optics portfolio and in cellular handsets. Also, we are pleased by our increasing momentum in enterprise IP telephony and applications. Our acquisition of TiMetra, a technology leader in IP edge service routers, will considerably enhance our capability in the IP carrier space”.

Outlook

“While our environment remains difficult, we still anticipate that the market in the second half of this year will be close to the second half of 2002, at a constant dollar/euro exchange rate. For the third quarter we expect Alcatel’s revenues to be about stable, with a continued improvement in our operating results in line with the declining trend of our costs.”

“Today we are comfortable with our previously stated targets for the year. We intend to significantly increase our marketing efforts as our customers are beginning to look more towards the future and are exploring their own strategic options”.

Business Highlights

	Quarterly*

	Second	Second	First
Segment Breakdown	Quarter	Quarter	Quarter
in millions of euros	2003	2002	2003

Sales
Fixed Communications*	1,405	2,095	1,315
Mobile Communications	834	1,110	798
Private Communications	1,012	1,152	952
Other & Eliminations	(102)	(123)	(107)

Total	3,149	4,234	2,958

Income from Operations
Fixed Communications*	0	(153)	(81)
Mobile Communications	10	28	15
Private Communications	37	36	(21)
Other	(26)	(37)	(50)

Total	21	(126)	(137)

*The Optronics business is accounted for as a discontinued operation from January 1,2003. Second Quarter 2002 has been restated for comparison purposes.

Second Quarter Business Update

Fixed Communications

Second quarter revenue increased sequentially by 6.8% to Euro 1,405 million from Euro 1,315 million. The broadband access activity benefited from a sustained demand in DSL worldwide and recorded sales of 5.5 million lines during the first half of this year, a 55% increase compared to the first half of last year. Voice networks turned in a good performance, especially in China. Optical network sales increased substantially from a very low level in Q1, particularly in terrestrial transmission where significant growth was recorded in the SDH business. However, the overall optical market continues to be depressed.

Fixed Communications was breakeven at the operating level, compared to a loss of Euro (81) million in Q1 with increasing profitability in the broadband access activity. Optical networks continued to narrow its losses due to the effects of restructuring.

Mobile communications

Second quarter revenue increased sequentially by 4.5% to Euro 834 million from Euro 798 million. Mobile networks grew in the quarter, particularly in China, and continued to gain market share, which more than offset the weak mobile phone sales.

Income from operations was Euro 10 million compared to Euro 15 million in Q1. The mobile networks’ sequential growth in profitability was partially offset by the negative results of mobile phones.

Private Communications

Second quarter revenue increased sequentially by 6.3% to Euro 1,012 million over Euro 952 million. This increase is primarily attributed to the space activity which registered good satellite deliveries and which also benefited from substantial order intake during the quarter. Enterprise activities were sustained by an upturn in the IP telephony markets where Alcatel is well positioned, which offset the decline of the traditional voice PBX business. Genesys turned in a very good performance during the quarter, particularly in Europe. The Integration and Services business continues to grow, in particular private communications network design as well as fixed infrastructure projects in emerging markets.

Income from operations was Euro 37 million compared to a loss from operations of Euro (21) million in Q1. The increase was largely volume related but also resulted from better margins and lower fixed costs with a significant contribution from Integration and Services and Transport Solutions.

* * * * * *

Alcatel will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/2q2003 or http://www.alcatel.fr/2q2003.

Second Quarter 2003 Results (unaudited)

PROFIT AND LOSS STATEMENT:

▶	Net Sales: Euro 3,149 million vs. Euro 4,234 million 2Q 02 (down 26%) and vs. Euro 2,958 million sequentially (up 6%).

▶	Geographical distribution of sales:

W. Europe:	42%
Other Europe:	8%
North America:	15%
Asia:	17%
RoW:	18%

▶	Gross margin: 31.4% (30.2% for Q1 2003).

▶	Selling, general and administration (“SG&A”) costs: Euro (568) million (18.0% of sales).

▶	Research and development (“R&D”) expenses: Euro (401) million (12.7% of sales).

▶	Income (loss) from operations: Euro 21 million, which included Euro (2) million in inventory depreciation vs. Euro (16) million in Q1 03.

▶	Earnings before tax and amortization of goodwill: Euro (447) million and included:

o	Interest paid on convertible bonds Euro (12) million

o	Net financial loss of Euro (67) million

o	Restructuring costs of Euro (305) million

o	Net other revenue/(expenses) of Euro (84) million

▶	Net Income Pre-Goodwill and Minority Interest: Euro (568) million

▶	Net Income: Euro (675) million and included a related tax charge of Euro (17) million, share in net income of equity affiliates and discontinued activities of Euro (104) million, goodwill amortization of Euro (115) million, and minority interests of Euro 8 million.

▶	Diluted A share EPS: Euro (0.56) [USD (0.64) per ADS] based on an average of 1.20 billion A shares.

BALANCE SHEET ITEMS:

▶	Operating working capital: Euro 987 million, a sequential decrease of Euro 273 million

▶	Cash and equivalents: Euro 7,000 million, compared to Euro 6,206 million at the end of Q1 2003.

▶	Net Cash: Euro 476 million.

▶	Gearing: (11%)

▶	Operating Cash Flow: Euro (35) million.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in innovative applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to third quarter 2003 revenue, operating income and, and 2003 breakeven points (ii) Alcatel’s ability to remain competitive and a leader in the industries in which it operates, and its future growth including without limitation growth in market share, the telecom industry and market conditions in general; and (iii) the benefits to Alcatel in 2003 from its restructuring efforts and strategic moves. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its restructuring efforts and strategic moves and whether these efforts will achieve their expected benefits, including contributing to both improved gross margins, the achievement of breakeven targets and improved operational profitability, among other benefits; the economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sales increases and realization of positive operating income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts Aurélie Boutin Régine Coqueran	Tel: +33 (0)1 40 76 11 79 Tel : +33 (0)1 40 76 49 24	Aurelie.boutin@alcatel.com Regine.coqueran@alcatel.com

Alcatel Investor Relations Contacts Claire Pedini Laurent Geoffroy Pascal Bantégnie	Tel : +33 (0)1 40 76 13 93 Tel : +33 (0)1 40 76 50 27 Tel : +33 (0)1 40 76 52 20	Claire.pedini@alcatel.com Laurent.geoffroy@alcatel.com Pascal.bantegnie@alcatel.com

Peter Campbell Charlotte Laurent-Ottomane	Tel : +33 (0)1 40 76 13 11 Tel : +1 703 668 3571	Peter.campbell@alcatel.com Charlotte.laurent-ottomane@alcatel.com

Upcoming Events/Announcements

October 30, 2003	Q3 Earnings Announcement

November 20, 2003	Analysts’ Day